Exhibit 99.1

Our ref	DLK/661944-000001/6001202v5
Direct tel	+852 2971 3006
E-mail	derrick.kan@maplesandcalder.com

NQ Mobile Inc.

No.4 Building

11 Heping Li East Street

Dongcheng District

Beijing 100013

People’s Republic of China

29 January 2014

Dear Sir

NQ Mobile Inc.

We have acted as legal advisers as to the laws of the Cayman Islands to NQ Mobile Inc., an exempted limited liability company incorporated in the Cayman Islands (the “Company”), in connection with the filing by the Company with the United States Securities and Exchange Commission (the “SEC”) of an annual report on Form 20-F for the year ended 31 December 2012 (“Form 20-F”).

We hereby consent to the reference of our name under the heading “Item 10. Additional Information – E. Taxation – Cayman Islands Taxation” in the Form 20-F, and to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-178076) filed by the Company with the SEC on 21 November 2011 to our opinions under the heading “Item 10 Additional Information E.Taxation – Cayman Islands Taxation” in the Form 20-F.

Yours faithfully

/s/ Maples and Calder

Maples and Calder